March 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Patrick Scott

100 F St. N.E.

Washington D.C. 20549-8629

RE: Thrivent Variable Life Account I

File No. 333-233397 Post-Effective Amendment No. 4

File No. 811-08289 Post-Effective Amendment No. 45

Dear Mr. Scott:

This correspondence provides detailed responses to the oral comments you provided on February 17, 2021, regarding the above referenced filing. Your comments are summarized and numbered, with Thrivent’s responses immediately following. A blackline showing the changes is attached to this correspondence as an exhibit. We plan to file additional post-effective amendments to extend the effective date and fully incorporate these changes. The date on the prospectus will be April 30, 2021.

GENERAL:

1.

Confirm that any missing information, including the financial statements and all appendices, exhibits, etc. that was omitted from this filing will be included in a post-effective amendment to the registration statement.

RESPONSE:

Yes, the financial statements and all appendices, exhibits, and other information that was omitted from the initial filing will be included in a post-effective 485(b) amendment to the registration statement.

2.	Comments provided on disclosure in one section are applicable to similar disclosure appearing elsewhere in the prospectus as well as the Initial Summary Prospectus and replicate filings.

RESPONSE:

Yes, we will apply comments that were provided in one section to any similar disclosure appearing elsewhere in the prospectus as well as the Initial Summary Prospectus and replicate filings.

3.	Confirm that the filings will comply with the requirements of the FAST Act including incorporation of technology to improve access to information through the use of hyperlinks.

RESPONSE:

Yes, the filings will comply with the FAST Act, including requirements to provide hyperlinks.

FACING SHEET:

4.	Add the date of the filing at the top of the facing sheet. Also, insert the approximate date of proposed public offering instead of the title of Securities Being offered at the bottom of the page.

RESPONSE:

Yes, we have made these changes.

OUTSIDE FRONT COVER (Free Look Provision):

5.	Regarding the language in all-caps, confirm that 30 days is the shortest period in which any new investor may cancel the contract without fees or penalties.

RESPONSE:

Yes, 30 days is the shortest period in which any new investor in any state may cancel the contract without fees or penalties.

KEY INFORMATION TABLE

6.

We discussed with you whether it was permissible to add a third column to the right, citing the location in the prospectus where more detailed information could be found. You agreed that per the N-6 Instructions, we may provide the cross-reference that either links directly or provides a means of facilitating access.

RESPONSE:

We have added a third column that provides the appropriate cross-references and each of the references now links to the section of the statutory prospectus being cited.

7.

Regarding Charges for Early Withdrawals, clarify that the Decrease Charge is an early withdrawal change. Also explain in both the Key Information Table and the Fee Table when the Decrease Charge will apply.

RESPONSE:

Yes, we have revised the language in the Key Information Table to add “early withdrawal charge” in parenthesis after the first use of the formal contractual term “Decrease Charge” in this section. The language already describes when the Decrease Charge will apply, however there was a typo in the original text. The first three sentences now read as follows:

A Decrease Charge (early withdrawal charge) may be assessed upon surrender, lapse or any decrease in the Face Amount. A Decrease Charge will be assessed if the Contract is in the first 10 Contract Years after the Date of Issue and for 10 years after each increase in Face Amount. The Decrease Charge will vary depending on the number of years since the Date of Issue, or the last increase in Face Amount.

8.	Similarly, regarding Transaction Charges and Ongoing Fees and Expenses, add “early withdrawal charge” in parenthesis following the first use of the term “Decrease Charge.”

RESPONSE:

Yes, we have revised the language in the Key Information Table to add “early withdrawal charge” in parenthesis after the first use of the formal contractual term “Decrease Charge” in each of these sections.

9.	Regarding Ongoing Fees and Expenses, confirm that the fees accurately reflect the year ended December 31, 2020.

RESPONSE:

Yes, we have updated the minimum and maximum annual portfolio expenses to reflect the year ended December 31, 2020.

OVERVIEW OF THE CONTRACT

10.	Regarding Overview of the Contract, revise the first paragraph to refer to “Special Terms” rather than “Definitions” and add a hyperlink to the Special Terms section.

RESPONSE:

Yes, we have corrected the terminology to reference “Special Terms” and have provided a hyperlink to that section.

11.	Regarding Premiums (3rd paragraph of Overview of the Contract), revise the first sentence to add the following phrase, “and after the contract is issued”.

RESPONSE:

Yes, we have revised the language to read as follows:

Premiums

After you pay the initial premium and after the contract is issued, you may pay subsequent premiums at any time and in any amount, subject to some restrictions.

12.	Regarding Premiums, revise the last sentence to add a hyperlink to the Appendix that provides information about the Portfolios.

RESPONSE:

Yes, we have revised the term “Appendix” to create a hyperlink to that section.

13.	Regarding Death Benefit, if applicable, state that the investor will incur a fee for selecting either of the Death Benefit Options.

RESPONSE:

No fee applies for selection of a Death Benefit Option; we did not make a change to this wording.

FEE TABLE

14.	Regarding the Fee Table, revise the entire section to change the type to “bold” in all places where Form N-6 shows the language in bold.

RESPONSE:

Yes, we have revised the entire Fee Table section to change the type to bold as indicated in Form N-6.

15.

Regarding Periodic Charges Other than Portfolio Expenses, clarify whether the maximum rate charged for loans is 6% as shown in the Fee Table or 4%, which is the maximum net loan rate after taking into consideration the crediting of a minimum effective annual rate of 2% on amounts transferred as collateral to the Loan Account.

RESPONSE:

Yes, we have revised the fee table to indicate that 4% is the maximum net loan rate that we may charge.

The related footnote 11 has been revised to read as follows: The maximum net interest charged on Debt is 4%. The gross annual interest rate charged on Debt is 6.0% and for amounts that are transferred as collateral to the Loan Account we pay a minimum effective annual rate of 2%. We may pay a rate greater than 2%.

We have also revised related provisions throughout the prospectuses to clarify the maximum net interest rate on Debt is 4%.

16.	Regarding the Maintenance of Solvency disclosure in this section, revise the wording to provide a brief summary, in plain English, of what the Maintenance of Solvency provision means to a customer.

RESPONSE:

Yes, we have revised the Maintenance of Solvency disclosure in the Fee Table to read as follows:

As a fraternal benefit society, Thrivent is also required to have a Maintenance of Solvency provision that could require you to pay us an amount to maintain our financial strength. For a complete discussion of the Maintenance of Solvency provision, see Maintenance of Solvency.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

17.	Consider disclosing the Maintenance of Solvency provision as a Principle Risk in this section rather than in the General Description of the Contract section.

RESPONSE:

Other guidance that the SEC has issued on Principal Risks is that they are events “reasonably likely” to happen. Thrivent argues that its Maintenance of Solvency provision does not meet this threshold. As such, Thrivent believes that the disclosures in the Fee Table and General Description of the Contract sections provide sufficient disclosure. The Maintenance of Solvency provision was thoroughly vetted by Thrivent and the SEC in June of last year.

GENERAL DESCRIPTION OF THE REGISTRANT, DEPOSITOR AND PORTFOLIOS

18.	Revise the explanation of Thrivent in this section to avoid the term “Depositor” in favor of “insurance company”.

RESPONSE:

Yes, we have revised the language in the first sentence of this section to read as follows:

Thrivent Financial for Lutherans is the insurance company that issues the Contract and is located at 600 Portland Ave S., Suite 100 Minneapolis, MN 55415.

19.	Explain that the term “Subaccount” means “investment option”.

RESPONSE:

Yes, we have revised the language in this section to indicate, in the first instance of using “Subaccount” that it means an investment option. We have also revised the definition of Subaccount in the Special Terms section to make a similar change.

CHARGES

20.

Regarding the Decrease Charge, refer to Form N-6 Item 7(a)1. which requires a company to describe the sales loads applicable to the Contract and how sales loads are charged and calculated. More specifically, for Contracts with a deferred sales load such as the Decrease Charge on this Contract, describe the sales load as a percentage of the applicable measure of premiums paid (or other basis) that the deferred sales load may represent. Percentages should be shown in a table.

RESPONSE:

Yes, we have added a table showing the lowest possible charge (at any age) as a percentage of Face Amount reduced and the highest possible charge (at any age) as a percentage of Face Amount reduced.

STANDARD DEATH BENEFITS

21.	Item 10(a)1. of Form N-6 requires disclosure of when the insurance coverage is effective within this section of the prospectus.

RESPONSE:

Yes, we have moved the following language from the General Description of the Contract section to the Standard Death Benefits section of the prospectus:

When Insurance Coverage Takes Effect

At the time an application is accepted, subject to Thrivent’s underwriting rules, an applicant can obtain temporary insurance protection pending issuance of the Contract by submitting payment of a full premium for the premium interval selected. If Thrivent subsequently determines that the proposed insured is not an acceptable risk under Thrivent’s underwriting standards or rules, no temporary insurance coverage will have been provided and any premium paid will be refunded without interest.

No insurance will take effect unless and until all of the following conditions are present and satisfied during the lives of all persons to be insured: (a) the Contract has been issued and delivered to you; (b) the first full premium has been paid; and (c) the health of all persons to be insured remains as stated in the Application. We begin to deduct monthly deductions from your Accumulated Value on the Contract Date. However, monthly deductions will be effective as of the Date of Issue if different from the Contract Date.

22.	If there is a charge for selecting between Death Benefit Option I or Death Benefit Option II, disclose that charge.

RESPONSE:

There is not a direct charge associated with selection of Death Benefit Option I or Death Benefit Option II.

The prospectus does disclose the potential for Decrease Charges that may apply if an individual switches from the Option I (the Level Death Benefit Option) to Option II (the Variable Death Benefit Option). The prospectus also discloses that COI costs may be lower with Option I.

The prospectus also discloses that a change from Option II (the Variable Death Benefit Option) to Option I (the Level Death Benefit Option) will result in an increase in Face Amount which in turn increases any unit charges under the Contract.

OTHER BENEFITS AVAILABLE UNDER THE CONTRACT

23.	The disclosure that precedes the table should be shown in bold, as it appears in the Form N-6.

RESPONSE:

Yes, we have revised the disclosure that precedes the table to appear in bold type as shown in Form N-6.

SURRENDERS AND WITHDRAWALS

24.	Indicate whether full surrender will affect the Cash Surrender Value and/or Death Benefit and whether any charges will apply upon full surrender.

RESPONSE:

Yes, we have revised the Full Surrender disclosure to read as follows:

Full Surrender

At any time while the Contract is in force and the Insured is living, you may surrender this Contract by sending Notice to our Service Center while the Insured is living. If you surrender your Contract, the surrender will be effective on the day we receive Notice.

Following a full surrender, you will receive the Cash Surrender Value from the Contract. As an alternative to receiving the Cash Surrender Value, at any time while the Insured is living (and before Attained Age 121) you may surrender this Contract and elect to apply the Cash Surrender Value as a single premium to purchase Paid-Up Life Insurance on the Insured.

A full surrender may result in a Decrease Charge depending how long your Contract has been in force.

A full surrender will result in a Cash Surrender Value of $0, a Face Amount of $0 and a Death Benefit of $0. Insurance coverage ceases on the effective date of the surrender and the coverage cannot be reinstated.

A full surrender of your Contract may have tax consequences.

If your Contract is issued in New York, you may exchange this Contract for any fixed benefit permanent life insurance on the life of the Insured that we offer at the time of exchange and no evidence of insurability will be required. This exchange right is subject to all the conditions specified in your New York Contract form and this Contract must be exchanged: 1. Within 18 months after the Date of Issue; or 2. Within 60 days after the later of the effective date of a material change of investment policy of the Variable Account and the date you receive notification of such change .

25.	Also regarding the Full Surrender disclosure, explain what paid-up life insurance is or add a definition in the Special Terms section. Paid-up life insurance is not a commonly understood term.

RESPONSE:

Yes, since there were multiple uses of the term Paid-Up Life Insurance, we have created a defined term in the Special Terms section. The definition is as follows:

Paid-Up Life Insurance: a new whole life insurance contract with a reduced death benefit determined based on the Cash Surrender Value applied as a single premium to purchase the coverage. No further premiums will be required to support the new, lower amount of coverage.

26.	Regarding the Free Look Provision, confirm that 30 days is the shortest cancellation period offered in any state.

RESPONSE:

Yes, 30 days is the shortest cancellation period offered in any state.

LOANS

27.	Revise the section to explain that a portion of the Cash Surrender Value may be borrowed.

RESPONSE:

Life insurance loans are technically not borrowed “from the Cash Surrender Value” of the contract, but rather from the insurer. We have revised the first sentence to read as follows, to better explain the life insurance loan process:

While the Insured is living, you may, by giving Notice, obtain a loan from us using your Contract as security for the loan.

HOW YOUR CONTRACT CAN LAPSE

28.	Regarding the first section that describes Lapse, provide hyperlinks to the defined terms used in this section, if at all possible.

RESPONSE:

Yes, we have added hyperlinks to the defined terms that appear in the Lapse section.

SPECIAL TERMS

29.

We discussed on our call between Thrivent and the SEC whether it would be better to place the Special Terms section at the front of the prospectus or at the back of the prospectus. We all agreed that it makes the most sense to keep the Special Terms in the back of the prospectus. Otherwise, the Key Information Table becomes buried beneath a reference section terms that have no meaning to the reader unless and until that reader needs to understand the meaning of a term within the context of a prospectus section.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

30.

Form N-6 requires that the SAI include an explanation that the SAI is available, without charge, upon request, and explain how investors may make inquiries about their Contracts. Provide a toll-free (or collect) telephone number for investors to call to request the SAI, to request other information about the Contracts, and to make investor inquiries.

RESPONSE:

Yes, we have revised the disclosure to read as follows:

The Statement of Additional Information (SAI) includes additional information about the Registrant. The SAI has been filed with the SEC and is incorporated by reference into this prospectus. This SAI is not a prospectus and should be read together with the prospectus for the contract dated April 30, 2021. The SAI is available, without charge, upon request. You can view a copy of the SAI online at dfinview.com/Thrivent/AccumulationVUL. Alternatively, you can request a copy of the SAI, request other information about the Contracts or make investor inquiries by calling our Service Center at 1-800-847-4836, or by sending an email request to mail@thrivent.com.

PART C

31.	Financial statements can now be filed on Form N-VPFS and incorporated by reference into the Registration Statement.

RESPONSE:

We will file the updated financial statements as part of our 485(b) Registration Statement filing in April.

32.	Part C requires hyperlinks in compliance with the FAST Act.

RESPONSE:

Yes, we have included all required hyperlinks in compliance with the FAST Act.

33.	The signature block requires separate signature lines for the Depositor and the Registrant – the Depositor cannot just sign on behalf of the Registrant without also signing on its own behalf.

RESPONSE:

Yes, we have added an additional, separate signature line for the Depositor (Thrivent Financial) signing on its own behalf, in addition to the signature line for the Registrant.

SUMMARY PROSPECTUS FOR NEW INVESTORS (ISP)

34.	Revise the header for the “Lapse and Reinstatement” section to match the required heading shown in the Rule 498A.

RESPONSE:

Yes, the header in this section of the ISP has been revised from “Lapse and Reinstatement” to “How Your Contract Can Lapse”.

35.	The summary prospectus requires, on the back page, a hyperlink to the statutory prospectus.

RESPONSE:

Yes, we have added a hyperlink on the back cover of the summary prospectus, linking directly to the applicable statutory prospectus.

Please call me at 920-628-4045 with any questions or comments.

Respectfully,

/s/ Heather J. Thenell

Heather J. Thenell

Director, Senior Counsel